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                              January 25, 2023

       Andrea Funk
       Chief Financial Officer
       EnerSys
       2366 Bernville Rd.
       Reading, PA 19605

                                                        Re: EnerSys
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed May 25, 2022
                                                            Form 8-K Furnished
November 9, 2022
                                                            File No. 001-32253

       Dear Andrea Funk:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Liquidity and Capital Resources
       Cash Flow and Financing Activities, page 42

   1. We note your presentation of "primary working capital" that is calculated as "accounts receivable, plus
inventories, minus trade accounts payable" and that excludes certain current liabilities.
Please tell us how your presentation complies with Item 10(e)(1)(ii)(A)
                                                        of Regulation S-K,
which generally prohibits excluding charges or liabilities that required or will require cash
settlement from non-GAAP liquidity measures. Also see the
                                                        third bullet of
Question 102.10(a) of the Compliance and Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures.
 Andrea Funk
EnerSys
January 25, 2023
Page 2
Form 8-K Furnished November 9, 2022

Exhibit 99.1 , page 1

2. When you present or discuss non-GAAP measures, please ensure that the corresponding
         GAAP measures are presented or discussed with equal or greater prominence. We note the following items in your press release:

                An introductory bullet mentions "Adj GM" movements without a corresponding
              GAAP reference.
                The table on the first page includes EBITDA and Adjusted EBITDA but not net income.
                The "Message from the CEO" discusses adjusted gross margin and adjusted diluted
              EPS without corresponding GAAP discussions.

         See Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10(a) and Question 103.01
         of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3. We note that you quantify a range of forward-looking adjusted diluted earnings per share for the subsequent quarter. To the extent available without unreasonable efforts, please revise future filings to provide a reconciliation to the most directly comparable GAAP measure. If relying on the unreasonable efforts exception, please disclose as such and identify the information that is not available. See Item
10(e)(1)(i)(B) of Regulation S-K
         and Question 102.10(b) of the Compliance and Disclosure
Interpretations on Non-GAAP
         Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or
Melissa
Gilmore, Staff Accountant, at (202) 551-3777 with any questions.



FirstName LastNameAndrea Funk                                 Sincerely,
Comapany NameEnerSys
                                                              Division of
Corporation Finance
January 25, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName